FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        For the month of June 2006 No. 9

                            TOWER SEMICONDUCTOR LTD.
                (Translation of registrant's name into English)

                         RAMAT GAVRIEL INDUSTRIAL PARK
                   P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On June 29, 2006, the Registrant announced successful completion of the previously announced offering of Units in Israel, resulting in gross proceeds of NIS 140 million (approximately $31 million), Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TOWER SEMICONDUCTOR LTD.



Date: June 29, 2006                                  By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

               TOWER SEMICONDUCTOR SUCCESSFULLY COMPLETES NIS 140
                MILLION (APPROXIMATELY $31 MILLION) FUNDRAISING

  DUE TO EXCESS PUBLIC DEMAND, ONLY 43% OF THE ORDERS AT THE MINIMUM BID PRICE
                                 WERE ALLOCATED

MIGDAL HAEMEK, Israel -- June 29, 2006 -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, announced today the successful completion of the previously announced offering of Units in Israel, resulting in gross proceeds of NIS 140 million (approximately $31 million).

"We take great satisfaction with the reception of this offering. During this period of worldwide capital market instability, the financial community and the public in Israel gave a strong vote of confidence to Tower's financial trajectory and market roadmap," said Russell Ellwanger, chief executive officer, Tower Semiconductor. "This fundraising will enable us to further grow our Fab2 capacity, as previously announced, allowing us to better serve our customers and meet their expectations."

In the offering, 78,000 Units were sold at a price per Unit of NIS 1,785 (approximately $400). Each unit consists of (i) convertible debentures in the face amount of NIS 2,100 (approximately $470), (ii) five options each exercisable for three months for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, (iii) 140 warrants each exercisable for three months for one Tower ordinary share at a price of NIS 6.75 (approximately $1.51) and (iv) 70 warrants each exercisable for three years for one Tower ordinary share at a price of NIS 7.40 (approximately $1.66). The convertible debentures are convertible into Tower's ordinary shares at a conversion rate of one ordinary share per NIS 8.40 (approximately $1.89) principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value, linked to the Israeli Consumer Price Index (CPI). The conversion price is subject to reduction in certain limited circumstances.

The offering described in this press release was made in Israel to residents of Israel only. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein.

All figures in dollars are presented herein for convenience only, based on current exchange rates.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to approximately 16,000 150mm wafers per month. Fab 2 features 0.18 micron and below standard and specialized process technologies and has a current capacity of up to approximately 15,000 200mm wafers per month. Tower's website is located at www.towersemi.com



CONTACT:

     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     Ilanitvu@towersemi.com